NOTICE OF ANNUAL AND SPECIAL MEETING OF SHAREHOLDERS OF MDS INC.

Notice is hereby given that the Annual and Special Meeting (the "Meeting") of Shareholders of MDS Inc. (the "Company") will be held at the Metro Toronto Convention Centre, North Building, 255 Front St. W., in Constitution Hall Rooms 106 and 107, Lower Level, Toronto, Ontario, on Thursday, March 6, 2003 at 4:00 p.m. (Toronto time) for the following purposes:

  to receive the Report of the Directors and the Consolidated Financial Statements of the Company and its subsidiaries for the year ended October 31, 2002, together with the Auditors' Report thereon;

  to elect directors for the ensuing year;

  to appoint auditors for the ensuing year and to authorize the directors to fix their remuneration;

  to consider and, if deemed advisable, to pass a resolution confirming Bylaw No. 1-2002, relating generally to the transaction of the business and affairs of the Corporation;

  to consider and, if deemed advisable, to pass a special resolution approving the renewal of the Shareholder Rights Plan as described in the Management Proxy Circular accompanying this Notice of Meeting; and

  to transact such other business as may properly come before the Meeting.

The Management Proxy Circular and a copy of the 2002 Annual Report, including the financial statements for the years ended October 31, 2002 and 2001, accompany this Notice of Meeting.

By Order of the Board,

___/s/ Peter E. Brent___

Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary
January 17, 2003

__________________________________________________

The Management and Board of MDS urge you to participate by ensuring that your shareholdings are represented and that your wishes are made known at the Meeting. If you cannot be present to vote in person, please vote in one of three ways: (1) by completing and signing the accompanying Proxy Form and returning it in the enclosed envelope, postage prepaid; (2) by following the instructions for telephone voting in the accompanying Proxy Form; or (3) by following the instructions for Internet voting in the accompanying Proxy Form, at least two business days prior to the Meeting or related adjournment(s).

MDS INC. MANAGEMENT PROXY CIRCULAR

PROVISIONS RELATING TO PROXIES

This management proxy circular (the "Circular") has been prepared to support the solicitation of proxies by the management of MDS Inc. ("MDS" or the "Company") for use at the Aannual and Special sMmeeting (the "Meeting") of Shareholders to be held on Thursday, March 6, 2003 and at any adjournments that may occur.

A copy of the Company's Annual Report for the year ended October 31, 2002 is being mailed concurrently with this Circular to the shareholders of record as at January 27, 2003, except those who have indicated they do not wish to receive the materials. The solicitation is being made primarily by mail, but proxies may be solicited directly by officers, directors or regular employees of the Company. The cost of soliciting proxies will be borne by the Company, which will reimburse brokers, custodians, nominees and other fiduciaries for their reasonable charges and expenses incurred in forwarding proxy material to beneficial owners of shares. A shareholder who executes and returns the accompanying Proxy Form may revoke the proxy by instructing the Company in writing at any time up to and including the last business day preceding the day of the Meeting at which the proxy is to be used, or instructing the Chair of the Meeting in writing on the day of the Meeting or any adjournment, or in any other manner permitted by law.

CLASSES OF SHARES

The Company has one class of Common shares listed on the Toronto Stock Exchange and the New York Stock Exchange. The holders of the Common shares are entitled to one vote per share.

VOTING SHARES AND PRINCIPAL HOLDERS

As at January 17, 2003 there were 140,649,607 Common shares issued and outstanding. Each registered holder of a Common share as of January 27, 2003 will be entitled to one vote for each Common share then held on all matters to be voted upon at the Meeting.

To the knowledge of the directors and officers of the Company, the only person who beneficially owns or exercises control or direction over more than 10% of the voting rights attached to the outstanding Common shares as at January 17, 2003 is AIC Limited, which beneficially owns or exercises control or direction over approximately 19,051,781 Common shares of the Company, representing approximately 13.5% of the outstanding Common shares.

ELECTION OF DIRECTORS

Nine directors are to be elected at the Meeting to serve until the next annual meeting or until their successors are duly elected or appointed. Unless authority is withheld, the management nominees named in the enclosed Proxy Form intend to vote FOR the election of the nominees proposed below, all of whom are presently serving as directors of the Company.

Name of Proposed Nominee	Principal Occupation	Date Became a Director	Common Shares[1]	Deferred Share Units[2]

Clarence J. Chandran Director (C,H)	Chair, The Chandran Family Foundation Inc.; Retired (formerly COO and Director, Nortel Networks Corporation)	2001	10,000	1,234
Wendy K. Dobson Director (C,H)	Professor and Director, Centre for International Business, University of Toronto	1995	29,650	-
William A. Etherington Director (A,C)	Corporate Director (formerly Senior VP & Group Executive, Sales & Distribution, IBM Corporation; and General Manager, IBM Europe Middle East Africa)	2001	10,000	1,398
Dr. John R. Evans Director (C,H)	Chair, Torstar Corporation	1989	4,210	4,600
Wilfred G. Lewitt Director	Chair, MDS Inc.	1970	842,988	[3]
Robert W. Luba[4] Director (A,C)	President, Luba Financial Inc.	1996	8,200	4,448
Mary Mogford Director (C,E,H)	Corporate Director; Partner, Mogford Campbell Associates, Inc.	1998	3,150	4,604
John A. Rogers Director	President & Chief Executive Officer, MDS Inc.	1993	107,998	[3]
Nelson M. Sims Director (A,C,E)	Corporate Director (formerly Executive with Eli Lilly and Company and President, Eli Lilly Canada, Inc.)	2001	5,000	1,341

NOTES:
A	Audit Committee
C	Corporate Governance & Nominating Committee
E	Environment, Health & Safety Committee
H	Human Resources & Compensation Committee

1 Beneficially owned or over which control or direction is exercised.
2 Independent directors have the option of receiving their compensation in the form of share units under the MDS Deferred Share Unit Plan for Non-Executive Directors. Numbers are as of October 31, 2002.
3 Deferred Share Units are not available to employee directors.
4 Robert Luba, the Chair of the Audit Committee, is a Fellow of the Institute of Chartered Accountants (FCA) and was formerly President & CEO of Royal Bank Investment Management Inc., Executive Vice-President, Corporate Finance of Crown Life Insurance Company and Vice-President, Finance & CFO of John Labatt Limited.

If any of the these nominees is for any reason unavailable to serve as a director, proxies in favour of management nominees will be voted for another nominee at their discretion unless authority has been withheld in the Proxy Form.

The Company does not have an Executive Committee. Information as to shares beneficially owned or over which control or direction is exercised has been provided by the respective nominee.

APPOINTMENT OF AUDITORS

The Company proposes to nominate Ernst & Young LLP, the present auditors, as auditors of the Company, to hold office until the next annual meeting of shareholders. Ernst & Young LLP has served as the Company's auditors for more than five years. The fees for all audit services performed by the auditors for the year ended October 31, 2002, were $2,130,000. The fees for all other services performed by the auditors, which related principally to tax advice, were $2,725,000.

Unless authority is withheld, the persons named in the enclosed Proxy Form intend to vote FOR the appointment of Ernst & Young as auditors of the Company at a remuneration to be fixed by the Board of Directors.

BYLAW NO. 1-2002

Bylaw No. 78-1 has been the general bylaw of the Corporation since October 31, 1978. The Board of Directors, at a meeting on September 18, 2002, enacted Bylaw No. 1-2002 as the new general bylaw of the Corporation, principally in response to the changes to the Canada Business Corporations Act which became effective in November 2001. The more substantial changes included the reduction in directors' residency requirements, the capability to communicate electronically with shareholders and the capability of shareholders to participate and vote electronically at meetings.

In addition, the new bylaw contains specific provisions requiring a majority of the Board to be unrelated, all Audit Committee members to be unrelated and at least a majority of the Human Resources & Compensation Committee and Corporate Governance & Nominating Committee members to be unrelated. Currently all of the Audit Committee, Corporate Governance & Nominating Committee and Human Resources & Compensation Committee members are unrelated or independent. The terms of the bylaw also provide for the repeal of former general Bylaw 78-1. A copy of Bylaw No. 1-2002 may be obtained at no charge, upon request from the Corporate Secretary at the head office of the Corporation.

The shareholders will be requested to consider and, if deemed advisable, to confirm, with or without variation, a resolution in the form attached as Appendix "A" confirming Bylaw No. 1-2002 of the Corporation. Bylaw No. 1-2002 will cease to be effective unless it is confirmed by a majority of the votes cast at the meeting.

The Board unanimously recommends that shareholders confirm Bylaw No. 1-2002 by voting in favour of the resolution set out in Appendix "A".

Unless specified that the shares represented by a form of proxy shall be voted against the resolution, the persons named in the enclosed Proxy Form intend to vote FOR the resolution confirming the bylaw.

SHAREHOLDER RIGHTS PLAN

At the Annual and Special Meeting of Shareholders held on March 2, 2000, shareholders of the Company approved a shareholder rights plan (the "2000 Rights Plan") that became effective March 3, 2000 for a three-year term. The 2000 Rights Plan expires in accordance with its terms at the close of business on the date of the Meeting.

On December 11, 2002, having concluded that the reasons for the adoption of the 2000 Rights Plan remain valid, the Board unanimously approved an amended and restated shareholder rights plan agreement (the "2003 Rights Agreement") to be entered into between the Company and CIBC Mellon Trust Company, as rights agent (the "Rights Agent"). The 2003 Rights Agreement would continue the Rights granted under the 2000 Rights Plan as amended and restated, (the "2003 Rights Plan"). A summary of the 2003 Rights Plan is set out below.

If the 2003 Rights Plan is approved by shareholders at the Meeting, it will take effect from the close of business on the date of the Meeting and will expire at the termination of the annual meeting of shareholders of the Company to be held in 2006, unless previously terminated in accordance with its terms. If the 2003 Rights Plan is not approved by shareholders at the Meeting, the Rights and the 2000 Rights Plan will terminate at the close of business on the date of the Meeting and the Company will no longer have any form of shareholder rights plan.

Background to Approval of the 2003 Rights Plan

At this time, the Board is not aware of any actual, pending or threatened takeover bid for the Company's shares. The primary objective of the 2003 Rights Plan is to continue to encourage the fair treatment of all shareholders, regardless of the number of shares they hold, in the event of an unsolicited takeover bid. The 2003 Rights Plan encourages a potential bidder to proceed either by way of a Permitted Bid (as defined in the 2003 Rights Agreement), which requires the takeover bid to satisfy certain minimum standards designed to promote fairness, or with the concurrence of the Board.

The Board of Directors believes that although the current securities legislation in Canada has increased the period in which a bid must be held open from 21 to 35 days, this time frame does not necessarily provide the Board with adequate time to evaluate and respond to a takeover bid, in the best interests of all shareholders. In addition, it is possible for a person to obtain control of the Company without paying a fair price or providing equal treatment to all shareholders. For example, the bidder can acquire a large share position or even control of a Canadian public corporation without making an offer to all shareholders. This type of acquisition can sometimes take the form of a "creeping acquisition" or an acquisition of a large block of shares from a small number of shareholders. Finally, a shareholder may feel compelled to tender to a takeover bid because, in failing to do so, the shareholder may be left with illiquid or minority discounted shares.

The 2003 Rights Plan provides the Board with additional time, in the face of a takeover bid, to make proper recommendation to the shareholders whether to accept the bid or to negotiate with the bidder for a higher value or to explore and develop other alternatives. It also provides additional time for shareholders to consider a takeover bid and the recommendation of the Board, in order to make a more fully informed decision.

The 2003 Rights Plan is intended to regulate certain aspects of a takeover bid for the Company, but it is not intended to deter a bona fide attempt to acquire control of the Company if the offer is made fairly. The 2003 Rights Plan also does not reduce or otherwise affect Board duties in relation to the due and proper consideration of any offer that is made. Moreover, the Rights Plan does not inhibit any shareholder from utilizing the proxy mechanism of the Canada Business Corporations Act to promote a change in the management or direction of the Company, create dilution on the initial issue of the Rights or change the way in which the Common shares would otherwise trade.

The 2003 Rights Plan may be terminated by the Board, with shareholder approval, through a redemption process prior to the accumulation of 20% or more of the shares by any person or group of persons.

The 2003 Rights Plan

The following is a summary of the principal provisions of the 2003 Rights Plan. This summary is qualified in its entirety by reference to the text of the 2003 Rights Agreement. Capitalized terms used in this summary have the meanings specified in the 2003 Rights Agreement. Shareholders wishing the full text of the 2003 Rights Agreement may obtain a copy from the Corporate Secretary of the Company.

The Company has reviewed the 2000 Rights Plan for conformity with current practices of Canadian companies with respect to shareholder rights plans. The Company has determined that since March 2000, when the 2000 Rights Plan was first approved by shareholders, there have been few changes in those practices. Accordingly, only minimal amendments have been made to the 2003 Rights Plan.

Operation of the 2003 Rights Plan

In general terms, the 2003 Rights Plan involves the issuance of Rights to all holders of Common shares. These Rights trade with and as part of the Common shares until a person or group acquires more than 20% of the outstanding Voting shares (being the Common shares and any other shares in the capital of the Company or any voting interests of the Company entitled to vote generally on the election of directors) other than by way of a Permitted Bid, and thereby becomes an Acquiring Person. Following this event, referred to as a Flip-In Event, each Right entitles the holder (other than the Acquiring Person) to purchase from the Company, for the Exercise Price of the Rights, Common shares having a value (based on the then prevailing market price) equal to twice the Exercise Price. In effect, holders of Rights (other than the Acquiring Person) will be entitled to exercise their Rights to purchase additional Common shares at a 50% discount to market, causing substantial dilution to the Acquiring Person. The potential for substantial dilution is intended to persuade the bidder or Acquiring Person to either negotiate with the Board and obtain a waiver of the relevant provisions of the 2003 Rights Plan or comply with the Permitted Bid requirements of the 2003 Rights Plan, as described hereafter.

Issuance of Rights

One Right was issued by the Company in respect of each Common share outstanding at 8:30 a.m. (Toronto time) on March 3, 2000, the date of implementation of the 2000 Rights Plan, and one Right will continue to be issued in respect of each Common share of the Company issued thereafter, prior to the earlier of the Separation Time and the Expiration Time. Under the 2003 Rights Plan, the Rights are reconfirmed and the Company reconfirms its authorization to continue the issuance of new Rights for each Common share issued.

Trading of Rights and Separation Time

Until the Separation Time, as described below, the Rights are not exercisable and will be evidenced only by a register maintained by the Rights Agent and outstanding Common share certificates. The 2003 Rights Plan provides that, until the Separation Time, the Rights will only be transferred with the associated Common shares. Until the Separation Time, or earlier termination or expiry of the Rights, each new share certificate issued after the Record Time will display a legend incorporating the terms of the 2003 Rights Plan by reference.

The Rights will separate and trade separately from the Common shares from and after the Separation Time. The Separation Time is the close of business on the tenth trading day after the earliest of: (i) the first date of a public announcement of facts indicating that a person has become an Acquiring Person; (ii) the date of the commencement of, or first public announcement of the intent of any person (other than the Company or its subsidiaries) to commence a takeover bid (other than a Permitted Bid or Competing Permitted Bid); and (iii) the date upon which a Permitted Bid or Competing Permitted Bid ceases to be such. The Separation Time can also be such later date as may be determined by the Board. If a takeover bid expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, it shall be deemed never to have been made.

Anti-Dilution Adjustments

The 2003 Rights Plan provides that the Exercise Price, the number and kind of shares subject to purchase upon exercise of a Right, and the number of Rights outstanding are subject to adjustment from time to time in certain circumstances, including those where the Company declares or pays certain types of stock dividends on the Common shares or subdivides or consolidates its Common shares.

Acquiring Person

An Acquiring Person is a person who beneficially owns 20% or more of the outstanding Voting shares, subject to certain exceptions, including the Company and its subsidiaries and any person who becomes the beneficial owner of 20% or more of the outstanding Voting shares as a result of an acquisition or redemption of Voting shares by the Company, an acquisition of Voting shares through a stock dividend, stock split or other event pursuant to which a person receives Voting shares on a pro rata basis with the other shareholders and an acquisition made pursuant to a Permitted Bid or a Competing Permitted Bid. Voting shares that are the subject of a Permitted Lock-up Agreement will not be included for purposes of determining whether the 20% threshold has been reached.

To the best of the knowledge of the directors and senior officers of the Company on the date hereof, no person is the beneficial owner of 20% or more of the outstanding Common shares.

Permitted Bids and Competing Bids

Pursuant to the Permitted Bid requirements of the 2003 Rights Plan, an Acquiring Person may take its bid directly to shareholders, provided it does so in a manner that ensures a minimum level of procedural fairness. A Permitted Bid is a bid made to all holders of Voting shares of record that is open for at least 60 days, thus allowing more time for the Board and shareholders to assess the bid. If at least 50% of the outstanding Voting shares held by shareholders independent of the Acquiring Person or any bidder have been tendered and are not withdrawn at the end of 60 days, the Acquiring Person will be entitled to take up and pay for the shares but must extend the bid for not less than a further 10 business days to allow other shareholders to tender to it. The 2003 Rights Plan does not preclude partial bids.

A Competing Permitted Bid is a takeover bid that is made after a Permitted Bid or another Competing Permitted Bid and prior to the expiry of that Permitted Bid or other Competing Permitted Bid that satisfies all the criteria of a Permitted Bid except that, since it is made after a Permitted Bid, the Competing Permitted Bid is to remain open until the later of 35 days after the date of such Competing Permitted Bid and the 60th day after the earliest date on which any Permitted Bid or other Competing Permitted Bid was made.

Neither a Permitted Bid nor a Competing Permitted Bid has to be approved by the Board and each may be taken directly to the shareholders of the Company.

Redemption, Waiver and Termination

The Board may, after having obtained the prior approval of the holders of Voting shares or Rights, as applicable, at any time prior to the occurrence of a Flip-In Event, elect to redeem all but not less than all of the then outstanding Rights at a Redemption Price of $0.001 per Right, appropriately adjusted for anti-dilution as provided in the 2003 Rights Plan.

The Board may waive the application of the 2003 Rights Plan in respect of the occurrence of any Flip-In Event if the Board determines that a person became an Acquiring Person by inadvertence and the Acquiring Person has reduced its beneficial ownership of Voting shares such that at the time of waiver the person is no longer an Acquiring Person.

In the event that a person completes a Permitted Bid, a Competing Permitted Bid or an Exempt Acquisition in respect of which the Board has waived or has been deemed to have waived the application of the 2003 Rights Plan, the Board will be deemed to have elected to redeem the Rights for the Redemption Price, without further formality.

The Board may, prior to the occurrence of a Flip-In Event, waive the application of the 2003 Rights Plan to a Flip-In Event that may occur by reason of a takeover bid made by means of a takeover bid circular to all holders of record of Voting shares, provided that if the Board waives the application of the 2003 Rights Plan to such a Flip-In Event, the Board will be deemed to have waived the application of the 2003 Rights Plan in respect of any other Flip-In Event occurring by reason of any takeover bid made by means of a takeover bid circular to all holders of record of Voting shares prior to the expiry of a bid for which a waiver is, or is deemed to have been, granted.

If the Board elects or is deemed to have elected to redeem the Rights as described above, the right to exercise the Rights will terminate and the only right thereafter of the holders of Rights will be to receive the Redemption Price.

Certain Canadian Federal Income Tax Considerations

While the matter is not free from doubt, the issue of Rights may be a taxable benefit which must be included in the income of shareholders. However, no amount must be included in income if the Rights do not have a monetary value at the date of issue. The Company believes, and this summary assumes, that the Rights will not have any value at the date they are issued, since there is only a remote possibility that the Rights will ever be exercised.

Assuming that the Rights have no value, holders of Common shares will not be required to include any amount in income or be subject to withholding tax under the Income Tax Act (Canada) (the "Tax Act") as a result of the issuance of the Rights and the Rights will be considered to have been acquired at a cost of nil.

Holders of Rights may have income or be subject to withholding tax under the Tax Act if the Rights are exercised or otherwise disposed of.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular holder of Rights. Holders should consult their own tax advisors for advice with respect to the income tax consequences to them of acquiring, holding, exercising or otherwise disposing of their Rights having regard to their own particular circumstances and applicable foreign and provincial legislation.

Recommendation of the Board

The Board has determined that the continuation of the 2000 Rights Plan on the terms set out in the 2003 Rights Plan is in the best interests of the Company and the holders of its Common shares.

Accordingly, the Board unanimously recommends that shareholders vote FOR the resolution approving the 2003 Rights Plan set out in Appendix "B".

Required Shareholder Approval

For the 2003 Rights Plan to be effective, the resolution set out in Appendix "B" must be passed by at least a majority of the votes cast at the Meeting.

Unless specified that the shares represented by a form of proxy shall be voted against the resolution, the persons named in the enclosed Proxy Form intend to vote FOR the resolution approving the 2003 Rights Plan set out in Appendix "B".

The Board of Directors reserves the right to alter any terms of, or not proceed with, the 2003 Rights Plan at any time prior to the Meeting in the event that the Board determines that it would be in the best interests of the Company and its shareholders to do so.

COMPENSATION OF EXECUTIVE OFFICERS

The following information relates to amounts paid to the Chief Executive Officer of the Company and the four other most highly compensated executive officers of the Company (collectively, the "Named Executive Officers"), for the year ended October 31, 2002.

SUMMARY COMPENSATION TABLE

		Annual Compensation[1,2]		Long-term Compensation		All Other Compensation[3,4]
Name and Principal Position	Fiscal Year	Salary	Bonus	Options Granted (#)[5]	Restricted or Deferred Share Units[6]

J. A. Rogers	2002	$515,000	$309,000	60,000	4,900	$9,137
President & CEO	2001	$512,500	$155,000	47,000	4,000	$7,274
	2000	$491,667	$175,000	80,000	7,142	$4,270

E. K. Rygiel	2002	$412,500	$207,500	40,000	3,800	$9,137
Executive VP, and President	2001	$395,833	$120,000	35,000	3,000	$7,196
& CEO, MDS Capital Corp.	2000	$370,833	$131,250	60,000	5,358	$4,128

R. I. Lennox	2002	$333,333	$167,500	32,500	3,100	$8,314
Group President & CEO,	2001	$325,000	$97,000	25,000	2,600	$4,850
Pharmaceutical & Biotech Markets	2000	$266,394	$120,000	50,000	3,038	-

J. A. Morrison	2002	$333,333	$167,500	32,500	3,100	$1,012,023 [7]
Group President & CEO,	2001	$321,667	$97,000	25,000	2,400	$5,718
Healthcare Provider Markets	2000	$302,500	$106,750	42,200	4,358	$4,430

G. W. Goertz	2002	$323,333	$162,500	32,500	3,000	$7,140
Executive Vice-President,	2001	$308,333	$95,000	25,000	2,200	$4,267
Finance & CFO	2000	$275,000	$96,250	40,000	3,928	$1,880

[1]

Pursuant to certain retirement arrangements in respect of the Named Executive Officers, the Company pays or accrues annually in respect of such officers, other than Mr. Goertz, an amount equal to approximately 15% (and in the case of Mr. Goertz 10%) of their respective annual compensation for the year. The arrangements in respect of the Named Executive Officers (other than Messrs. Goertz and Lennox) were consolidated into Registered Compensation Arrangements in 1998 (see Pension Plans). In the fiscal years ended October 31, 2000, 2001 and 2002, $238,951, $241,800 and $292,335, in the aggregate, respectively, were accrued and/or paid pursuant to such arrangements on behalf of such Named Executive Officers.

[2]	The value of perquisites and other personal benefits for each Named Executive Officer was less than the lesser of $50,000 and 10% of total annual salary and bonus.
[3]	All figures in this column reflect premiums paid by the Company for term life insurance for each Named Executive Officer.
[4]

The Board of Directors approved a Change of Control Policy in December 2000. The Policy was adopted to ensure that in the event of a change of control of the Company, the Named Executive Officers would be committed to focusing their efforts on maintaining continuity of the business and preserving shareholder value throughout the relevant period. Accordingly, pursuant to the Policy, in the event of a change of control, each Named Executive Officer is committed to continuing in the employment of the Company for a minimum period of 12 months. Pursuant to the Policy, and subject to the foregoing commitment, in the event of a change of control and consequent termination of employment of a Named Executive Officer(s), such officer(s) is/are entitled to, in the case of the CEO, an amount equal to three times and, in the case of the other Named Executive Officers, two and one-half times annual compensation and benefits.

[5]	Stock options may be granted to acquire Common shares of the Company.
[6]

The Company established a mid-term incentive plan to reward senior executives based upon creating shareholder value over a three-year period. The units granted in 2001 and 2002 have not vested and are subject to performance of the MDS Common shares, over the three-year period from the date of the grant, relative to a TSX index (currently the S&P/TSX 60 Index). See Report on Executive Compensation.

[7]	Mr. Morrison is entitled to receive this payment in respect of prior service to the Corporation.

OPTION GRANTS DURING FISCAL 2002

The following table provides information on options to purchase Common shares granted during fiscal 2002 to the Named Executive Officers under the terms of the Company's Stock Option Plan.

Name	Options Granted (#)	% of Total Options Granted to Employees in Fiscal 2002	Exercise or Base Price ($/Security) [1]	Market Value of Securities Underlying Options on the Date of Grant[2]	Expiration Date[1]
J. A. Rogers	60,000	3.31%	$18.90	$18.90	Dec. 20, 2011
E. K. Rygiel	40,000	2.21%	$18.90	$18.90	Dec. 20, 2011
R. I. Lennox	32,500	1.79%	$18.90	$18.90	Dec. 20, 2011
J. A. Morrison	32,500	1.79%	$18.90	$18.90	Dec. 20, 2011
G. W. Goertz	32,500	1.79%	$18.90	$18.90	Dec. 20, 2011

1 Stock options vest or become eligible for exercise at a rate of 20% per year commencing on the first anniversary of the date of the grant. The term of each option is 10 years from the date of grant.

2 The exercise price for stock options is based on the market price as established by the Toronto Stock Exchange. Except for the annual grant, market price is the closing price of the shares on the Toronto Stock Exchange on the trading day prior to grant, but in no event less than the closing price on the day of the grant. For purposes of the annual grant of options, the exercise price is the closing price of the shares on the Toronto Stock Exchange on the fifth trading day immediately following public disclosure of the annual financial results.

AGGREGATED OPTION EXERCISES DURING FISCAL YEAR 2002 AND YEAR-END OPTION VALUES

	Securities Acquired on Exercise	Aggregate Value Realized	Unexercised Options at Fiscal Year-end (#)		Value of Unexercised in-the-Money Options at Fiscal Year-end ($)[1]
Name	(#)	($)	Exercisable	Unexercisable	Exercisable	Unexercisable
J. A. Rogers	25,000	$482,090	367,000	182,000	$4,624,784	$857,010
E. K. Rygiel	103,000	$1,775,091	194,787	134,400	$1,926,345	$649,168
R. I. Lennox	0	$0	25,000	82,500	$43,500	$171,400
J. A. Morrison	0	$0	208,180	101,020	$2,612,889	$482,839
G. W. Goertz	0	$0	37,000	92,500	$247,240	$419,050

1 The closing price on October 31, 2002 of Common shares on the Toronto Stock Exchange was $22.12.

PENSION PLANS

The Company has existing Registered Compensation Arrangements ("RCAs") established on behalf of each of the Named Executive Officers, other than Messrs. Goertz and Lennox. According to the RCAs established for Messrs. Rogers and Rygiel, they will be paid on retirement a retirement allowance composed of benefits provided from the following sources: (i) accumulated Company contributions to individual pension plans previously established for them; (ii) existing amounts standing to their credit in their own respective Deferred Profit Sharing accounts; and (iii) the accumulation of contributions of approximately 15% of total cash compensation, reduced by Company individual pension plan contributions. The guaranteed minimum benefit for each such officer on and after age 60 is equal to the greater of 60% of the average three best years' salary and bonus and 2% of this amount for each year of credited service, to a maximum of 70% of the average three best years' salary and bonus.

It is not possible to state the actual amounts that will be payable under the retirement arrangements as such amounts are dependent upon various factors, including future cash compensation and years of service. The following table is therefore included for illustrative purposes and reflects the annual pension benefits that would be payable to the Named Executive Officers on or after age 60, based upon the various remuneration/service combinations described below.

	Years of Service on and After Age 60
Remuneration ($)[1]	25 Years	30 Years	35 Years
400,000	240,000	240,000	280,000
500,000	300,000	300,000	350,000
600,000	360,000	360,000	420,000
700,000	420,000	420,000	490,000

1 Remuneration includes salary and bonus.

The retirement benefit is payable for the lifetime of the Named Executive Officer with 66-2/3% continuing thereafter to the surviving spouse with a minimum of five years of payments.

As of October 31, 2002, the credited service of J. A. Rogers is 29.75 years and of E. K. Rygiel is 31.75 years.

In the case of Mr. Morrison, the company contributes 15% of his total cash compensation (namely salary plus annual bonus) to the retirement program, which consists of (i) an individual pension plan and (ii) an RCA. The maximum amount allowed by Canada Customs and Revenue Agency is contributed to the individual pension plan, which is a defined benefit pension plan, and the remainder is contributed to the RCA. Mr. Lennox is entitled to a company pension contribution equal to 15% of his total cash compensation, and Mr. Goertz is entitled to a company pension contribution equal to 10% of his total cash compensation. The maximum amount allowed by Revenue CanadaCanada Customs and Revenue Agency is contributed to a defined contribution plan and the Company makes a book reserve for the remainder.

REPORT ON EXECUTIVE COMPENSATION

The Company's Human Resources & Compensation Committee consists of four unrelated or independent directors.

The Committee's terms of reference include reviewing management compensation principles and practices, reviewing and recommending to the Board the CEO's compensation and reviewing and approving the compensation of senior officers reporting to the CEO.

In its review process, the Committee has access to studies and advice from independent compensation consultants. These studies provide market comparisons for comparator groups consisting of a peer group representing a cross-section of organizations of comparable size to MDS, in terms of revenues and employees, and organizations competing in the health care, pharmaceutical and high technology industries.

The total compensation program for the executive officers is composed of four components: base salary and pension; an annual variable compensation plan; a mid-term compensation plan; and a long-term compensation plan. In establishing the various components of total compensation, the objective of the Committee is to set target levels which, over time, will in total be comparable to those of the comparator groups, but with a greater emphasis on the at-risk components of total compensation.

The base salaries of executive officers are reviewed annually and established with reference to the median of the comparator groups. In addition, annual contributions or accruals are made into retirement fund arrangements (see Pension Plans above).

The annual variable compensation plan at the senior executive level, other than the Chief Executive Officer, consists of the payment of a bonus and is based on the achievement of corporate, divisional, functional and individual goals and objectives, both financial and non-financial. The financial component is based on the achievement of earnings targets relative to the Company's annual business plan, while the non-financial component is based on the development and successful implementation of strategies that will position the Company to achieve its long-term goals. The components of the bonus consist of both target and exceptional performance. The target bonus level is 37.5% and the combined target and exceptional bonus level is 50% of per annum salary. For the 2002 fiscal year, a 50% average bonus was earned and approved at the senior executive level, as compared with 30% in fiscal 2001.

The mid-term incentive plan is designed to reward senior executives of the Company for creating shareholder value that meets or exceeds the returns of an appropriate index on the Toronto Stock Exchange (currently the S&P/TSX 60 Index) over a three-year period. Historically, participating executives were awarded units on November 1st each year that vested based on the performance of the MDS Common shares relative to the increase in such index over the three-year period. Effective fiscal 2003, the awards will be made on January 1st of the current fiscal year (i.e., for fiscal 2003, awards will be effective January 1, 2003). Units that do not vest are forfeited and no value is paid to the participant. Before the units are allocated, each participating executive has the option of receiving any vested units as either Restricted Share Units or Deferred Share Units. If the executive elects Restricted Share Units, any vested units will be paid in cash at the time of vesting; if the executive elects Deferred Share Units, payment for any vested units shall be deferred until the executive's employment with the Company ends, at which time the value of the vested units will be determined based on the price of MDS Ccommon sharesshares on the last day of the participant's employment and paid to the participant in cash.

The long-term compensation plan, which is intended to reinforce management's commitment to long-term increases in both profitability and shareholder value, consists of the award of stock options. Stock option grant levels are based mainly on competitive practice of the comparator groups.

The overall compensation program described above applies equally to the Chief Executive Officer. John Rogers' base salary was established after review of comparator groups. The overall financial terms are considered reasonable and necessary to retain him in that capacity.

Mr. Rogers' short-term incentive plan provided a target award of 45% of annual base salary and a maximum award of 60% of annual base salary, based on the achievement of corporate and individual goals for the fiscal year. For fiscal 2002, Mr. Rogers was awarded a bonus of 60% of his annual salary, reflecting both the performance of the Company in 2002 and his contributions, as compared with 30% in fiscal 2001.

Mr. Rogers was also granted options to purchase Common sharesshares at the then current market price, on the terms and conditions of the Company's Stock Option Plan. See Option Grants During Fiscal 2002 above.

There were no outstanding loans to executive officers or directors of the Company as at October 31, 2002.

The foregoing Report on Executive Compensation is submitted by the Human Resources & Compensation Committee of the Board:
Clarence J. Chandran
Wendy K. Dobson
John R. Evans
Mary Mogford

PERFORMANCE GRAPH

The following graph compares the total cumulative shareholder return for $100 invested in Common sshareshares on October 31, 1997, with the cumulative total return of the Toronto Stock Exchange 300 Stock Index for the five most recently completed fiscal years. Dividends declared are assumed to be reinvested.

Total Return Index Values

210
190
170
150
130
110
90
70
50
97
98
99
00
01
02
MDS Common Shares
S & P / TSX Composite Index

Assuming an investment of $100 and the reinvestment of dividends.

Effective March 7, 2000, Class A and Class B shares were reclassified as Common shares.

The reclassification ratios were 1.000 for 1.050 and 1.000 for 1.000 respectively.

COMPENSATION OF DIRECTORS

As at the date of this Circular, there are 10 directors of the Company. Eight directors are independent or unrelated and are remunerated by the Company in their capacity as directors. Their total remuneration, including director and committee fees, was $276,500 in fiscal 2002. The Company pays its independent directors an annual retainer of $16,000, a meeting fee of $1,250 for regular director meetings, $500 for telephone meetings and $750 for each committee meeting of the Board held on the same day as a Board meeting. If not held on the same day, they are paid $1,000 for committee meetings. In addition, the Chairs of committees receive an annual retainer of $3,000. One of the current directors, Mr. Michael Warren, will not be standing for re-election at the Meeting.

During fiscal 2002, the Board of Directors held nine board meetings, some by way of teleconference, four Audit Committee Meetings, four Human Resources & Compensation Committee meetings, one Corporate Governance & Nominating Committee meeting and two Environment, Health & Safety Committee meetings. The information set out below reflects the number of board meetings held and attendance thereat by the board members, during the period November 1, 2001 to October 31, 2002. As there was a turn-over in committee members in March 2002, the number of committee meetings held and attended by members is only for the period from March 2002 to October 31, 2002.

Summary of Attendance

Director	Board Meetings November 2001 -- October 2002		Committee Meetings March 2002- October 2002
	Held	Attended	Held	Attended
Clarence J. Chandran	9	7	3	2
Wendy K. Dobson	9	6	3	3
William A. Etherington	9	9	3	3
Dr. John R. Evans	9	8	3	3
Wilfred G. Lewitt	9	8	2	2
Robert W. Luba	9	9	3	3
Mary Mogford	9	8[1]	4	4
John A. Rogers	9	9	n/a	n/a
Nelson M. Sims	9	7	4	4

1 Ms. Mogford's absence from the one meeting was the result of a conflict of interest with respect to the matter brought before the meeting.

MDS has taken steps to align more closely the interests of its independent directors with those of its shareholders. Since November 1, 1999, the directors have the option of receiving 100% of their total compensation, or 100% of their annual retainer, in the form of share units under the MDS Inc. Deferred Share Unit Plan for Non-Executive Directors. A majority of the independent directors have elected to receive all of their compensation under the plan.

Under the terms of the plan, on the last day of each fiscal quarter, a number of share units equal to the number of sshareshares that could be purchased on the open market for a dollar amount equal to the elected deferral is credited to the account maintained by the Company for each outside director who has elected to participate in the plan. Periodically, on each MDS share dividend payment date, dividend-like credits in the form of share units are added to each participating director's account maintained under the plan, to reflect dividends on MDS sharesshares. No sharesshares are purchased on the open market under the plan until such time as a director leaves the Board of Directors. At such time, the director will receive, at his/her discretion, net of any applicable withholdings, either (i) a lump sum cash payment, or (ii) a number of sharesshares purchased on the open market equal to their credit balance under the plan.

STOCK OPTIONS ISSUED TO DIRECTORS

The independent directors are participants in the MDS Stock Option Plan. The following stock options for Common sShareshares were issued to outside directors in fiscal 2002:

	Number of Stock Options Granted	Number of Stock Options Exercised/Repurchased
C. J. Chandran	3,000	0
W. K. Dobson	3,000	0
W. A. Etherington	3,000	0
J. R. Evans	3,000	0
R. W. Luba	3,000	0
M. Mogford	3,000	0
N. M. Sims	3,000	0
R. M. Warren1	3,000	0

1 Mr. Warren is not standing for re-election at the Meeting.

The maximum number of shares to be reserved for options granted to independent directors has been fixed at 0.6% (six tenths of one percent) of the issued and outstanding shares of the Company. Stock options issued to or exercised by directors who are Named Executive Officers of the Company in fiscal 2002 are set out in the tables Option Grants During Fiscal 2002 and Aggregated Option Exercises During Fiscal Year 2002 and Year-end Option Values.

DIRECTORS' AND OFFICERS' LIABILITY INSURANCE

MDS provides insurance for the Company, its affiliates, subsidiaries, joint ventures and their directors and officers, against liability incurred by them in their capacity as a director or officer of the Company.

The insurance policy provides coverage of US$110,000,000 to each company and to each director and officer of the Company. Each loss or claim is subject to a US$500,000 deductible. The bylaws of the Company provide for indemnification of the directors and officers, subject to certain limitations. The total annual premium for the directors' and officers' liability policy is US$890,000, which is paid in full by the Company, subject to policy conditions.

CORPORATE GOVERNANCE POLICIES AND PRACTICES

Strong, effective corporate governance has been and remains a key priority for MDS, as indicated in the Annual Report, in the Chair's statement and the Company's review of its overall approach and commitment to corporate governance. Key governance policies and practices are outlined below, and are accessible on the Company's website at www.mdsintl.com/about_governance.asp. The Board's charter (or terms of reference) setting out the principal responsibilities of the Board is also accessible on the website.

Board Membership, Independence and Alignment

As discussed in the Annual Report, the Company believes that a strong and independent board is fundamental to effective corporate governance, and the proportion of independent, outside directors has increased over the past years. At present, eight of the Company's 10 directors are independent and unrelated: their sole relationship with the Company is as members of the Board, and as shareholders.

Brief biographies of the directors, listing their affiliations and directorships, are included in the Annual Report, and indicate the collective breadth and scope of their experience which makes a major contribution to the Company and its global operations.

Since 1996, the positions of Chair and Chief Executive Officer have been separate. In addition, the Board has a lead director, Dr. John Evans, who is an independent director, to preserve the independence of the Board relative to management and to chair in camera meetings of all outside directors following every Board meeting.

All directors, including the Chair and the Chief Executive Officer, are shareholders of the Company. The Board has established a guideline providing for each unrelated or independent director to own shares (which include deferred share units) in the Company with a value of not less than five times his/her annual retainer. Directors are given three years to accumulate such ownership position. In addition, as noted earlier, MDS has established a Deferred Share Unit Plan for Non-Executive Directors, which allows independent directors the option of receiving 100% of their total compensation or 100% of their annual retainer in the form of deferred share units. As of the date of this circular, a majority of the independent directors are receiving all of their compensation in this manner.

Board Orientation and Continuing Education

New directors are introduced to the various businesses of the Company through a comprehensive orientation program, including meetings with the senior executives at both the corporate and operating levels and tours of the principal business operations. In addition, the Board holds meetings each year at various operating offices, at which management reviews with the Board their strategies, plans and other initiatives, and the Board has the opportunity of meeting and interacting with a broader range of the Company's employees. In addition, the Board regularly receives relevant articles, reports and other papers impacting the health and life sciences market, the Company's particular businesses, strategy and governance.

Board and Director Evaluation

Like any process, corporate governance practices must be reviewed and challenged on a regular basis to ensure that they are relevant and effective for the Company. In that regard, the Corporate Governance & Nominating Committee prepares and reviews detailed questionnaires, completed by all Board members on a recurring basis, to evaluate and improve the Board's and management's conduct of corporate governance. The questionnaire seeks to rate performance in such areas as quality and content of information (such as financial, industry, risk, competition), communication (such as strategy and stakeholder issues or concerns) and dialogue, as well as Board and committee structure, participation and contribution. The questionnaire seeks guidance, input and recommendations from each individual Board member. Board recommendations become a key accountability of senior management, and regular monitoring and progress reports are provided to the Corporate Governance & Nominating Committee. The Company conducts surveys every two years. The next survey will be conducted in 2003. The lead director and the Chair meet annually with individual directors to review their individual performance. The Company and the Board have found this process to be a helpful tool for constructive change.

Term and Tenure

Given the size and international nature of the Company and the speed of change in the industry, the Corporate Governance & Nominating Committee has established guidelines on both term and normal retirement age. The usual expectation is for Board members to serve for no more than nine years (three 3-year terms). In addition, the normal retirement age for Board members is 70. In both cases, however, the Committee has discretion to invite a member to continue on the Board, having regard to the Company's needs. The Committee reviews on a regular basis the makeup of the Board and particular skill sets which would be beneficial to the overall strategy and evolving business of the Company.

Meetings and Strategic Planning

The Board continued to meet actively in fiscal 2002. There were nine Board meetings, some by way of teleconference.

The Company annually holds a one- or two-day off-site meeting involving the Board and senior management devoted strictly to the Company's strategic direction. The Board is actively involved on an ongoing basis in reviewing, providing input on and approving the Company's overall strategic plan, business plan and strategic investments.

Risk Management

The Board plays a role in risk management principally through the Audit and Environment, Health & Safety Committees. Programs have been established to consider and manage operational, strategic, technological, scientific, reputational, environmental health and safety and other risks to the Company's businesses. These are reviewed with the committees on a regular basis.

Shareholder Communications

MDS has established a Disclosure Committee consisting of the Chief Financial Officer, Vice-President, Investor Relations and Corporate Communications, and the General Counsel and Corporate Secretary, with the objective of having a clear and effective process to provide timely, accurate, consistent and non-selective disclosure of all material information to all of the Company's stakeholders.

The Board, its Audit Committee or its Disclosure Committee, as the case may be, review and approve external communications, including this Circular, the Annual Report, the Annual Information Form as well as interim Financial Reports, Management Discussion and Analysis and Releases. The Chief Executive Officer, Chief Financial Officer and other representatives of the Company hold quarterly conference calls with buy- and sell-side analysts and business media and, at least once a year, MDS holds an Investor Relations Conference for investors and analysts. All shareholders now have the ability to participate live through an audio webcast. These conference calls and investor conference presentations are also made available in archived format on the MDS website.

In addition, MDS's Corporate Communications department provides a regular flow of information on MDS activities to the media, analysts, investors and other interested parties by organizing meetings, presentations and press releases and by maintaining the Company's website. In this manner, MDS is able not only to communicate developments on a timely basis to its stakeholders, but also to receive and respond to concerns or recommendations.

The Committees

As previously described, to effectively carry out certain of its responsibilities, the MDS Board has delegated some of its duties to specific committees of the Board. Each of the committees has written terms of reference which set out their principal duties and responsibilities and which are reviewed annually. The Audit, Corporate Governance & Nominating and Human Resources & Compensation Committees are comprised entirely of independent or unrelated directors. The composition of each committee is reviewed periodically to generate fresh input and diversity of expertise. The existing committees and their responsibilities are as follows:

Audit Committee -- Terms of Reference

    Financial Disclosure Issues - reviewing and approving quarterly Financial Statements, accounting policies that affect the statements, the quarterly MD&As, the overall format and content of the quarterly statements and the associated press release; reviewing and approving the overall format and content of the annual Financial Statements, accounting policies that affect the statements, annual MD&A and associated press release; reviewing significant issues affecting financial reports; reviewing emerging GAAP developments that could affect the Company and understanding how management develops interim financial information and the nature and extent of external audit involvement; reviewing the Annual Report for consistency with the financial disclosure referenced in the annual Financial Statements; submission of annual Financial Statements to the Board for approval; reviewing and approving the Annual Information Form;

    Internal Control -- considering the effectiveness of the Corporation's internal controls over financial reporting and related information technology, security and control; reviewing the audit plans, scope and proposed audit fees; reviewing the extent of non-audit services provided by the audit firm that may impact objectivity or independence; reviewing with the auditors any issues or concerns related to any internal control systems in the process of the audit; discussing with the auditors the results of the audit, any changes in accounting policies or practices and their impact on the financials, as well as any items that might significantly impact financial results; separately meeting with the auditors, apart from management, at least once a year; reviewing with management, external auditors and legal counsel any material litigation claims or other contingencies, including tax assessments and adequacy of financial provisions, that could materially affect financial reporting;

    Risk Management - identifying and overseeing the management of the principal financial risks that could impact the financial reporting of the Corporation; reviewing and monitoring the processes in place for identifying principal risks and reporting thereon to the Board;

    Corporate Finance - reviewing with management and reporting to the Board on significant financial matters affecting the Company;

    General - recommending the reappointment of external auditors and examining any reasons for any proposal to change the current auditors; reporting through its Chair to the Board following meetings of the Committee; reviewing annually the terms of reference of the Committee and confirming that all responsibilities have been carried out; evaluating the Committee's and individual members performance on a regular basis; having the right to engage outside resources including legal counsel and other experts at the cost of the Company.

None of the Audit Committee members receives any compensation from the Company other than director and/or committee fees and expenses. The Board believes that all of the Audit Committee members are financially literate and that the Chair, Robert Luba, who was formerly President & CEO of Royal Bank Investment Management Inc., Executive Vice-President, Corporate Finance of Crown Life Insurance Company and Vice-President, Finance & CFO of John Labatt Limited, has the requisite accounting and financial management experience to act as Chair. Mr. Luba serves on the audit committees of four other public companies. The Board believes that Mr. Luba's service on such other committees brings valuable insight and perspective in his role as Chair of the Company's Audit Committee.

Human Resources & Compensation Committee -- Terms of Reference

    reviewing human resources development, organization structure and compensation principles and practices and approving any significant changes to structure or principles and practices;

    reviewing and reporting to the Board on annual objectives against which to assess the CEO and on its assessment of the CEO's performance against those objectives;

    reviewing and making recommendations to the Board on the compensation of the CEO and reviewing and approving the compensation of senior officers reporting to the CEO;

    reviewing and reporting to the Board on the Company's succession planning process for the CEO and senior officers reporting to the CEO;

    reviewing employee compensation and stock equity plans, including stock option and stock purchase plans, and approving changes to such plans, provided that any plan amendments that will have a material cost increase or material effect on the employees require Board approval;

    reviewing and recommending to the Board the form and adequacy of compensation for independent directors;

    administering the Company's Employee Stock Option and Stock Purchase Plans and such other equity-based plans as may be delegated to it from time to time by the Board;

    evaluating periodically the competitiveness of the cash and equity compensation programs for senior management and non-employee directors and initiating action or making recommendations to the Board as appropriate;

    reporting on an annual basis to the Board and shareholders the principles and practices of the Committee for determining executive compensation;

    conducting an annual performance evaluation of the Committee;

    reporting to the Board on a regular basis the principal matters and activities considered or carried out by the Committee;

    engaging, where appropriate, independent consultants to advise the Committee on any of the above matters.

Corporate Governance & Nominating Committee -- Terms of Reference

    monitoring the appropriateness of the Company's governance systems with regard to external governance standards and with emphasis on "continuous improvement";

    reviewing regularly the effectiveness of the Board of Directors and its committees in meeting governance objectives and in its relationship with management of the Company;

    reviewing the makeup and needs of the Board of Directors, identifying and recommending candidates for Board membership and determining the terms of service of directors;

    conducting an annual performance evaluation of the Committee;

    considering and, if appropriate, approving engagement of outside advisors by any director at the Company's expense.

Environment, Health & Safety Committee -- Terms of Reference

    reviewing and monitoring environment, health and safety performance of MDS operations;

    reviewing and monitoring compliance with environmental laws and regulations;

    reviewing and assessing the environmental and health and safety management system of the Company and encouraging the ongoing development of environmentally and economically sound practices within its operations;

    promoting environmental awareness among employees and customers;

    conducting an annual performance evaluation of the Committee.

The terms of reference of each of the committees may be reviewed on the Company's website under Corporate Governance.

Trading in Company Securities

The Company has established blackout periods during which securities of the Company cannot be traded by insiders of the Company, including directors and executive officers. These blackout periods apply to all securities whether held directly or in any equity compensation plan. There are no separate blackout periods related to plan participants.

Directors and executive officers will continue to report any trade in securities of the Company within 10 trading days of any transaction, as provided for under the Toronto Stock Exchange ("TSX") rules.

Equity Compensation Plans

All plans of the Company which provide for the issuance of treasury shares to participants have been approved by the Board and the Toronto Stock Exchange. Pursuant to the Toronto Stock Exchange rules, any material changes to such plans require shareholder approval.

Business Conduct and Ethics

The Company's business conduct and ethics are embodied in its core values of mutual trust, genuine concern and respect for people, integrity and commitment to excellence. Ethical behaviour is everyone's responsibility at MDS, not simply that of senior financial or other officers. The Company has established policies governing such areas as employment practices, business practices and conflicts of interest. In addition, several of its major business units have specific policies or codes governing ethical and business conduct. The Company is currently reviewing and consolidating these various policies into Global Business Practices Standards which will, when completed, be made available for review on the Company's website. The Standards will include expected ethical practices applicable to all employees, including the senior officers of the Company.

The Board and senior management believe that the Company's current governance practices are appropriate and fundamental to the overall success of the Company, and comply in all material respects with all requisite regulatory requirements and guidelines of the Toronto Stock Exchange and the recently published Standards of the New York Stock Exchange which are currently in force. Any material differences have been noted in this circular, and to the extent there are differences between the Canadian and US requirements, the Company has determined to follow the Canadian requirements. None of such differences are, in the Company's view, material.

SHAREHOLDER PROPOSALS

There are no shareholder proposals to be considered at the Meeting. Shareholder proposals must be submitted no later than October 17, 2003 to be considered for inclusion in next year's management proxy circular for the Company's 2004 Annual Meeting of Shareholders.

APPROVAL BY DIRECTORS

The contents and sending of this Circular have been approved by the Board of Directors of the Company.

__/s/ Peter E. Brent____

Peter E. Brent
Senior Vice-President & General Counsel and Corporate Secretary
January 17, 2003

___________________________________________________

APPENDIX "A"

RESOLUTION OF THE SHAREHOLDERS OF MDS INC.
GENERAL BYLAW

RESOLVED that Bylaw 1-2002 of MDS Inc. in the form approved by the Board of Directors is hereby confirmed as a bylaw of MDS Inc.

APPENDIX "B"

RESOLUTION OF THE SHAREHOLDERS OF MDS INC.
SHAREHOLDER RIGHTS PLAN
RESOLVED THAT:

  the shareholder rights plan of the Company be continued and the amended and restated shareholder rights plan agreement to be made as of March 6, 2003 between the Company and CIBC Mellon Trust Company (the "Rights Agent"), which amends and restates the shareholder rights plan agreement dated as of March 3, 2000 between the Company and the Rights Agent (the "2000 Rights Plan") and continues and amends the Rights issued under the 2000 Rights Plan, be and is hereby ratified, confirmed and approved; and

  any director or officer of the Company and each of them is hereby authorized, for and on behalf of the Company, to execute and deliver such other documents and instruments and take such other actions as such director or officer may determine to be necessary or advisable to implement this resolution and the matters authorized hereby, such determination to be conclusively evidenced by the execution and delivery of any such documents or instruments and the taking of any such actions.